Exhibit 99.1

Sierra Metals Confirms Porphyry Mineralization at its Yauricocha Mine in Peru, Positive Results Include 22 Meters of 0.46% Copper and 134 ppm Molybdenum And 10.73 ppm Cobalt

Drill hole highlights include: drilled from 720 level Klepetko tunnel to 1394.60m in depth

	From	To	Cu	Mo	Co
Hole E PORF 10-18-01	798m	806m	0.46%	219 ppm	24.25 ppm	over 8 meters
	822m	844m	0.46%	134 ppm	10.73 ppm	over 22 meters
	854m	872m	0.54%	131 ppm	17.67 ppm	over 18 meters
	950m	958m	0.49%	110 ppm	6.25 ppm	over 8 meters
	968m	980m	0.45%	68 ppm	6.50 ppm	over 12 meters

TORONTO, Oct. 1, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today confirms the discovery of a new style of mineralization (copper - molybdenum porphyry). Today's results are from testing of the geophysical anomalies, in the quartz monzonite intrusive, in the eastern part of the mineralized area.  This area is known as the Central Mine which is located between the Cuye and Esperanza zones. The discovery comes as part of an ongoing drilling program to test priority geophysical anomalies at the Yauricocha Mine, located 150 kilometers east-southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru.

Figure 2 – View looking North East - Yauricocha porphyry system surface location extent. (CNW Group/Sierra Metals Inc.)

Prior evidence of copper-molybdenum porphyry mineralization had been observed on surface within the monzonite intrusive and had previously been sampled by Rio Tinto Zinc. Subsequently, drill core was sampled at 10-meter intervals over the entire hole length and the Company obtained 122 samples. The hole was drilled from the Klepetko Tunnel located on the 720 level to a depth of 1,394.6 meters. The samples indicated an average of >0.1% Copper.

A recently completed TITAN 24 Geophysical Study identified more than 100 anomalies at Yauricocha and a program to test this first geophysical anomaly was designed.  Hole (E-PORF 10-18-01) was drilled from the Klepetko Tunnel to test the priority anomaly located in the monzonite intrusive as this zone had high conductivity within the Intrusive. A copper-molybdenum mineralized porphyry was discovered.

Results to date show mineralized sectors with notable grades of copper and molybdenum (see table 1) and this discovery confirms the existence of a new style of mineralization at Yauricocha.  The Company will continue with a drilling program which will allow for a better understanding of the distribution of mineralization.

Alonso Lujan, Vice President of Exploration stated: "We are excited as these drilling results demonstrate the possibility to define a copper – molybdenum porphyry deposit with significant dimensions. The TITAN 24 anomaly areas have shown an excellent relationship between conductivity, chargeability and the orebodies. We have several higher-grade intercepts between 798 and 980 meters and now the objective of our follow-up drilling programs is to define the geometry of the higher-grade core of the porphyry."

He added, "the discovery and location of the porphyry serves as an important milestone at Yauricocha as it helps us to better understand the magnitude of the district's mineralization.  It also helps us to better relate the recent discoveries of the skarn and breccia orebodies to the location of the porphyry. Breccias and skarn related to porphyry orebodies represent important exploration targets for the Company."

Igor Gonzales, President and CEO of Sierra Metals commented: "Brownfield exploration continues to be a key part of Sierra Metals' growth plan.  Today's announcement of a porphyry discovery at Yauricocha supports further growth and development at the Yauricocha Mine and subsequently supports the Company's overall growth plans in Peru."

Table 1 - Shows the results of the samples obtained from the drill hole E-PORF 10-18-01.
Figure 2 - Shows the Yauricocha Porphyry System.
Figure 3 - Cross Section Drill Hole E-PORF 10-18-01 shows the relationship with Cuye orebody.
Figure 4 - L14 Resistivity (Geophysical Study) shows the relationship between Cuye orebody results from samples of hole E-PORF 10-18-01 and conductivity.
Figure 5 - Map of Yauricocha Area shows Geochemical Anomalies on Surface.
Figure 6 - Photographs of drill hole E-PORF 10-18-01.

Table 1 – Assays obtained from Drill Hole E PORF 10-18-10 showing copper, molybdenum and cobalt values.

Description	From	To	Width	Cu	Mo	Co
			m	%	ppm	Ppm

	396.00	418.00	22.00	0.13	19.45	7.73
	418.00	432.00	14.00	0.08	25.71	6.71
	432.00	454.00	22.00	0.11	27.36	8.55
	454.00	468.00	14.00	0.07	26.00	6.29
	468.00	574.00	106.00	0.13	39.60	10.70
	574.00	600.00	26.00	0.07	20.00	7.69
	600.00	702.00	102.00	0.15	94.84	8.69
	702.00	798.00	96.00	0.19	48.02	11.27
	798.00	806.00	8.00	0.46	219.00	24.25
	806.00	822.00	14.00	0.21	39.57	10.57
	822.00	844.00	22.00	0.46	133.73	10.73
	844.00	854.00	10.00	0.18	104.00	10.60
	854.00	872.00	18.00	0.54	131.44	17.67
	872.00	950.00	78.00	0.15	68.41	7.05
	950.00	958.00	8.00	0.49	110.00	6.25
	958.00	968.00	10.00	0.23	50.40	7.80
	968.00	980.00	12.00	0.45	68.00	6.50
	980.00	1024.00	44.00	0.19	55.23	9.50
	1024.00	1072.00	48.00	0.23	90.33	5.33
	1072.00	1092.00	20.00	0.21	173.30	4.30
	1092.00	1294.00	202.00	0.15	194.00	3.90

A complete list of assays for all drill holes presented in this news release are listed here: https://www.dropbox.com/s/800568wfxsbgaz3/Complete%20Drill%20Hole%20TAL_E_PORF_10_18_01-Yauricocha-1394.pdf?dl=0

Quality Control

All samples that were obtained from the drills were prepared on site and sent to ALS Minerals (Chemex Lab) in Lima for analysis, by ICP-AES and Atomic Absorption methods.

The quality assurance-quality control (QA-QC) program employed by Sierra Metals has been described in detail in the NI-43-101 report for Yauricocha dated November 10, 2017, prepared by SRK Consulting in Denver, which is available for review on Sedar. Standards and blanks are inserted into the sample stream and duplicate samples are sent to the ALS Peru S.A. lab (Chemex) in Lima as per internal quality control procedures.

Qualfied Persons

The technical content of this news release has been approved by Gordon Babcock P. Eng. COO, and is a Qualified Person as defined in NI-43-101.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS."

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Figure 3 – Cross section drill E PORF 10-18-10 showing porphyry location relative to the Cuye Orebody and Klepetko tunnel infrastructure. (CNW Group/Sierra Metals Inc.)

Figure 4 - L14 Resistivity (Geophysical Study)- Shows the relationship with Cuye Orebody and Drill Hole E-PORF 10-18-01. (CNW Group/Sierra Metals Inc.)

Figure 5 - Map of Yauricocha area- plan view showing location of geophysical lines, existing underground mining infrastructure and porphyry area. (CNW Group/Sierra Metals Inc.)

Figure 6 – Photographs E PORF 10 18 01. Showing porphyry-style copper and molybdenum mineralization. (CNW Group/Sierra Metals Inc.)

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, Director, Corporate Development, Sierra Metals Inc., (416) 366-7777, Email: info@sierrametals.com; J. Alonso Lujan N, Vice President, Exploration Sierra Metals Inc., (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., (416) 366-7777

CO: Sierra Metals Inc.

CNW 06:50e 01-OCT-18